

Columbia
Property Trust





Supplemental Information   **Q3 2013**

Forward Looking Statements:

This supplemental package contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this supplemental package is published, and which are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other owners and operators of real estate); adverse economic or real estate developments in the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in foreign, domestic and local economies, changes in interest rates; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements see our Annual Report on Form 10-K for the year ended December 31, 2012.

On the Cover: Top Left - 333 Market Street in San Francisco, CA; Top Right - 5 Houston in Houston, TX; Bottom - Market Square in Washington D.C.

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

E. Nelson Mills	**James A. Fleming**	**Randy Fretz**
Chief Executive Officer, President	Executive Vice President	Senior Vice President
and Director	Chief Financial Officer	Corporate Secretary
Drew Cunningham	**Kevin Hoover**	**Wendy Gill**
Senior Vice President	Senior Vice President	Senior Vice President
Real Estate Operations	Real Estate Transactions	Corporate Operations and
		Chief Accounting Officer

Board of Directors

John L. Dixon	**E. Nelson Mills**	**Richard W. Carpenter**
Independent Director - Chairman	Chief Executive Officer	Independent Director
	President	
Bud Carter	**Charles R. Brown**	**George W. Sands**
Independent Director	Independent Director	Independent Director
Murray J. McCabe	**Neil H. Strickland**	**Thomas G. Wattles**
Independent Director	Independent Director	Independent Director

Corporate Counsel

DLA Piper
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
t 1 919 786 2000

Investor Relations

James A. Fleming
Executive Vice President & Chief Financial Officer
T 404-465-2126
E Jim.Fleming@columbiapropertytrust.com

Jed Linsider
Vice President, Strategy & Finance
T 404-465-2225
E Jed.Linsider@columbiapropertytrust.com

Tripp Sullivan
Corporate Communications, Inc.
T 615-324-7335
E tripp.sullivan@cci-ir.com

Shareholder Services

T 855-347-0042 (toll free)
F 816-701-7629
E shareholders
@columbiapropertytrust.com

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary U.S. markets nationwide. As of September 30, 2013, the Company owned controlling interests in 60 office properties and one hotel, which include 82 operational buildings. These properties comprised approximately 20.8 million square feet of commercial space and are located in 19 states, and the District of Columbia. Of the office properties, 59 are wholly owned and one is owned through a consolidated subsidiary. As of September 30, 2013, the office properties were approximately 93.2% leased. The Company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

Select Portfolio Statistics	As of 9/30/2013
Number of Properties / Buildings	61 / 82
Office Rentable Square Footage (in thousands)	20,454
Percent Leased	93.2%
Number of Properties Single / Multi-Tenant (1)	30 / 30
Office Percentage of Portfolio (2)	99.0%
Numbers of MSAs / States (3)	25 / 20
Percentage of ALR from Top-10 Markets	80%
Percentage of Portfolio CBD / Suburban (4)	44% / 56%
Weighted Average Tenant Credit Rating (4) (5)	A-
Weighted Average Lease Term Remaining (4)	6.6 Years
Weighted Average Building Age (4) (6)	18.7 Years
Leasing Activity (square feet)	**3rd Qtr 2013**
New Leases	133,785
Renewal Leases	394,896
Balance Sheet ($ in thousands)	
Gross Real Estate Assets (7)	$5,700,726
Total Gross Debt	1,711,040
Total Gross Debt / Gross Real Estate Assets	30.0%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	105

(1) Excludes Cleveland Marriot at Key Center.
(2) Based on square feet.
(3) Includes Washington D.C.
(4) Based on Annualized Lease Revenue (ALR).
(5) Based on rated tenants.
(6) Based on year built.
(7) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

Unaudited ($ in thousands except for per share data)

	Three Months Ended				
Operating Information	**9/30/2013**	**6/30/2013**	**3/31/2013**	**12/31/2012**	**9/30/2012**
Percent Leased (page 16)	93.2%	93.0%	93.3%	92.9%	91.7%
Rental Income (page 7)	116,005	116,949	115,121	109,666	107,355
Total Revenues (page 7)	150,004	149,220	145,795	143,274	144,708
Straight Line Rent (page 9)	6,067	6,528	6,593	6,238	3,949
Total Operating Expenses (page 7)	125,894	110,678	160,150	118,597	116,743
Incremental Capital (page 22)	3,022	3,841	6,874	5,127	9,735
Non-Incremental Capital (page 22)	14,595	20,930	9,362	16,998	32,411
Cash NOI (page 10)	92,410	93,385	90,543	89,934	91,555
EBITDA (page 11)	90,379	91,929	84,062	81,666	86,680
Net Income (page 7)	4,800	20,601	(22,608)	11,853	(5,859)
Net Income per Share (page 7)	0.04	0.15	(0.17)	0.09	(0.04)
Normalized FFO (page 9)	71,364	73,536	66,006	64,188	69,148
Normalized FFO per Share (page 9)	0.53	0.54	0.48	0.47	0.51
AFFO (page 9)	50,626	44,602	48,613	42,383	33,614
AFFO per Share (page 9)	0.38	0.33	0.36	0.31	0.25
Gross Dividends	50,994	51,384	51,646	51,879	68,157
Dividends per Share	0.38	0.38	0.38	0.38	0.50
Balance Sheet Information					
Gross Real Estate Assets (1) (page 6)	5,700,726	5,703,025	5,695,221	5,763,002	5,666,216
Total Assets (page 6)	5,562,625	5,603,439	5,639,815	5,730,949	5,620,168
Net Debt (2) (page 6)	1,649,999	1,596,382	1,564,053	1,596,639	1,416,979
Total Liabilities (page 6)	2,514,263	2,473,094	2,466,054	2,467,443	2,309,925
Ratios					
NOI Margin (3)	65.8%	67.3%	66.4%	63.7%	64.1%
Fixed Charge Coverage Ratio (4)	4.70	4.92	4.48	4.64	5.00
Net Debt to EBITDA (5)	4.56	4.34	4.65	4.89	4.09
Normalized FFO Payout Ratio (6)	71.5%	69.9%	78.2%	80.8%	98.6%
AFFO Payout Ratio (7)	100.7%	115.2%	106.2%	122.4%	202.8%

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(2) Net debt is calculated as the total principal amount of debt outstanding less cash and cash equivalents and discount on bonds payable.
(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues for continuing and discontinued operations.
(4) Fixed charge coverage is calculated as EBITDA divided by the sum of interest expense, principal amortization, and capitalized interest.
(5) EBITDA is annualized for the purposes of this calculation.
(6) Calculated as gross dividends for the quarter divided by FFO for the quarter.
(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.

NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 9, 11 & 12. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the Company's financial condition and results of operations can be found on page 24.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Assets:					
Real estate assets, at cost:					
Land	$ 784,381	$ 786,336	$ 786,336	$ 789,237	$ 700,476
Buildings and improvements	4,006,305	4,005,432	3,987,839	4,048,552	3,993,553
Buildings and improvements, accumulated depreciation	(666,162)	(635,280)	(604,698)	(580,334)	(600,396)
Intangible lease asset	649,773	650,168	654,028	657,300	680,702
Intangible lease asset, accumulated amortization	(344,274)	(332,936)	(324,908)	(315,840)	(337,726)
Construction in progress	5,900	6,781	12,417	12,680	15,429
Total real estate assets	$ 4,435,923	$ 4,480,501	$ 4,511,014	$ 4,611,595	$ 4,452,038
Cash and cash equivalents	59,908	61,667	68,623	53,657	48,436
Tenant receivables, net of allowance for doubtful accounts	11,103	7,791	9,716	14,426	10,236
Straight line rent receivable	137,980	131,682	124,924	119,673	124,328
Prepaid expenses and other assets	33,679	33,208	35,125	29,373	32,074
Deferred financing costs, less accumulated amortization	11,129	8,952	9,624	10,490	10,285
Intangible lease origination costs	434,723	434,767	436,426	437,857	437,679
Intangible lease origination costs, accumulated amortization	(257,694)	(247,781)	(239,422)	(230,930)	(240,171)
Deferred lease costs	141,889	135,771	124,701	123,030	125,066
Deferred lease costs, accumulated amortization	(32,015)	(29,119)	(26,916)	(24,222)	(25,803)
Investment in development authority bonds	586,000	586,000	586,000	586,000	646,000
Total assets	$ 5,562,625	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168
Liabilities:					
Line of credit and notes payable	$ 1,461,040	$ 1,409,245	$ 1,383,935	$ 1,401,618	$ 1,216,800
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(1,133)	(1,196)	(1,259)	(1,322)	(1,385)
Accounts payable, accrued expenses, and accrued capital expenditures	93,965	97,929	99,704	102,858	91,533
Due to affiliates	8,875	18,006	27,081	1,920	1,661
Deferred income	28,290	22,243	26,021	28,071	28,489
Intangible lease liabilities	180,356	180,459	181,825	182,624	161,623
Intangible lease liabilities, accumulated amortization	(93,130)	(89,592)	(87,253)	(84,326)	(84,796)
Obligations under capital leases	586,000	586,000	586,000	586,000	646,000
Total liabilities	$ 2,514,263	$ 2,473,094	$ 2,466,054	$ 2,467,443	$ 2,309,925
Redeemable common stock (1)	-	121,752	159,507	99,526	129,033
Equity:					
Common stock	1,342	1,356	1,362	1,369	1,372
Additional paid in capital	4,836,291	4,871,144	4,885,939	4,901,889	4,909,175
Cumulative distributions in excess of earnings	(1,785,762)	(1,739,568)	(1,708,785)	(1,634,531)	(1,594,505)
Redeemable common stock	-	(121,752)	(159,507)	(99,526)	(129,033)
Other comprehensive loss	(3,509)	(2,587)	(4,755)	(5,221)	(5,799)
Total Columbia Property Trust, Inc. equity	$ 3,048,362	$ 3,008,593	$ 3,014,254	$ 3,163,980	$ 3,181,210
Total liabilities, redeemable common stock and equity	$ 5,562,625	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168

(1) See Annual Report on Form 10-k for the year ended December 31, 2012 for a description of redeemable common stock. The Company's Share Redemption Program was terminated effective July 31, 2013 removing the contingent obligation of redeemable common stock on a go-forward basis.

Unaudited (in thousands)

		Three Months Ended				
		9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Revenues:						
Rental income	$	116,005 $	116,949 $	115,121 $	109,666 $	107,355
Tenant reimbursements		26,429	24,451	25,432	27,830	26,582
Hotel income		6,788	6,562	4,954	5,522	6,689
Other property income (1)		347	395	288	256	255
Lease termination income (2)		435	863	-	-	3,827
Total revenues	$	150,004 $	149,220 $	145,795 $	143,274 $	144,708
Operating expenses:						
Property operating costs		46,314	43,130	43,712	46,098	44,370
Hotel operating costs		4,693	4,820	4,261	4,357	4,913
Asset and property management fees:						
Related-party		-	-	5,541	8,454	8,381
Other		380	680	700	655	711
Depreciation		30,911	30,608	30,252	28,376	28,156
Impairment loss on real estate assets		12,870	-	16,867	-	-
Amortization		22,027	22,327	21,910	21,612	23,423
General and administrative		7,943	9,113	7,720	5,669	5,289
Consulting and transition services fees (3)		-	-	29,187	1,500	1,500
Listing costs		756	-	-	-	-
Acquisition fees and expenses		-	-	-	1,876	-
Total operating expenses	$	125,894 $	110,678 $	160,150 $	118,597 $	116,743
Operating income	$	24,110 $	38,542 $	(14,355) $	24,677 $	27,965
Other income (expense):						
Interest expense		(18,587)	(18,068)	(18,153)	(17,021)	(16,742)
Capital lease obligation interest expense		(9,107)	(9,107)	(9,107)	(9,814)	(10,007)
Development authority bond income		9,107	9,107	9,107	9,814	10,007
Interest and other income		61	167	4	18	4
Interest rate swap valuation adjustment		892	1,783	1,678	(634)	280
Interest expense associated with interest rate swaps		(1,311)	(1,619)	(1,621)	(473)	(309)
Total other income (expense)	$	(18,945) $	(17,737) $	(18,092) $	(18,110) $	(16,767)
Income (loss) before income tax (expense) benefit	$	5,165 $	20,805 $	(32,447) $	6,567 $	11,198
Income tax		(428)	(325)	97	(33)	(252)
Income (loss) from continuing operations	$	4,737 $	20,480 $	(32,350) $	6,534 $	10,946
Discontinued operations:						
Operating income (loss)		63	121	(272)	2,149	1,662
Impairment loss on real estate assets		-	-	-	-	(18,467)
Gain from sale of discontinued operations		-	-	10,014	3,170	-
Income (loss) from discontinued operations	$	63 $	121 $	9,742 $	5,319 $	(16,805)
Net income (loss)		4,800	20,601	(22,608)	11,853	(5,859)
Net income (loss) attributable to common stockholders of Columbia Property Trust, Inc.	$	4,800 $	20,601 $	(22,608) $	11,853 $	(5,859)
Weighted-average common shares outstanding - basic and diluted		134,668	135,816	136,521	137,009	136,741
Net income (loss) per share available to common stockholders- basic and diluted	$	0.04 $	0.15 $	(0.17) $	0.09 $	(0.04)

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.

(2) Includes adjustments for straight-line rent related to lease terminations.

(3) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Net Operating Income - Cash Basis	$ 92,410	$ 93,385	$ 90,543	$ 89,934	$ 91,555
Asset management fees	-	-	(5,083)	(7,875)	(7,875)
General and administrative	(7,943)	(9,113)	(7,720)	(5,669)	(5,289)
Cash interest expense	(18,668)	(18,825)	(18,915)	(16,930)	(16,592)
Income tax (expense) benefit	(428)	(325)	97	(33)	(252)
Lease termination income - cash (1)	6	291	-	-	4,702
Non-incremental capital expenditures (2)	(14,595)	(20,930)	(9,362)	(16,998)	(32,411)
AFFO from discontinued operations	(156)	119	(947)	(46)	(224)
AFFO	$ 50,626	$ 44,602	$ 48,613	$ 42,383	$ 33,614
Additional amortization of lease assets (liabilities) (3)	411	555	618	191	(110)
Straight-line rental income (4)	6,067	6,528	6,593	6,238	3,949
(Gain) loss on interest rate swaps	892	1,783	1,678	(634)	280
Non-cash interest expense (5)	(1,227)	(862)	(858)	(988)	(996)
Non-incremental capital expenditures (2)	14,595	20,930	9,362	16,998	32,411
Normalized FFO	$ 71,364	$ 73,536	$ 66,006	$ 64,188	$ 69,148
Weighted-average common shares outstanding - basic and diluted	134,668	135,816	136,521	137,009	136,741
Normalized FFO per share (basic and diluted)	$ 0.53	$ 0.54	$ 0.48	$ 0.47	$ 0.51
AFFO per share (basic and diluted)	$ 0.38	$ 0.33	$ 0.36	$ 0.31	$ 0.25

(1) Excludes adjustments for straight-line rent related to lease terminations.

(2) See page 24 of this supplemental report for a description of Non-Incremental Capital Expenditures.

(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(4) Includes amounts attributable to consolidated properties, including discontinued operations.

(5) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

Unaudited (in thousands)

		Three Months Ended				
		9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Net Income (loss) Attributable to Columbia Property Trust, Inc.	$	4,800 $	20,601 $	(22,608) $	11,853 $	(5,859)
Depreciation of real estate assets (1)		30,911	30,608	30,627	29,540	30,410
Amortization of lease-related costs (1)		22,027	22,327	21,947	22,589	24,630
Gain on sale of discontinued operations		-	-	(10,014)	(3,170)	-
Impairment loss on real estate assets (1)		12,870	-	16,867	-	18,467
FFO	$	70,608 $	73,536 $	36,819 $	60,812 $	67,648
Consulting and transition services fees (2)		-	-	29,187	1,500	1,500
Real estate acquisition-related costs		-	-	-	1,876	-
Listing costs		756	-	-	-	-
Normalized FFO	$	71,364 $	73,536 $	66,006 $	64,188 $	69,148
Additional amortization of lease assets (liabilities) (3)		(411)	(555)	(618)	(191)	110
Straight-line rental income (1)		(6,067)	(6,528)	(6,593)	(6,238)	(3,949)
(Gain) loss on interest rate swaps		(892)	(1,783)	(1,678)	634	(280)
Non-cash interest expense (4)		1,227	862	858	988	996
Total other non-cash adjustments		**(6,143)**	**(8,004)**	**(8,031)**	**(4,807)**	**(3,123)**
Non-incremental capital expenditures (5)		(14,595)	(20,930)	(9,362)	(16,998)	(32,411)
AFFO	$	50,626 $	44,602 $	48,613 $	42,383 $	33,614
Weighted-average common shares outstanding - basic and diluted		134,668	135,816	136,521	137,009	136,741
Normalized FFO per share (basic and diluted)	$	0.53 $	0.54 $	0.48 $	0.47 $	0.51
AFFO per share (basic and diluted)	$	0.38 $	0.33 $	0.36 $	0.31 $	0.25

(1) Includes amounts attributable to consolidated properties, including discontinued operations.
(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.
(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.
(4) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.
(5) See page 24 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
GAAP Basis					
Rental Income (1)	109,777	110,721	108,893	108,928	107,354
Tenant Reimbursements	26,216	24,167	25,286	27,814	26,582
Hotel Income	6,788	6,562	4,954	5,522	6,689
Other Property Income	348	395	288	256	255
Total Revenues	$ 143,129	$ 141,845	$ 139,421	$ 142,520	$ 140,880
Property Operating Costs	(46,420)	(43,358)	(44,785)	(47,834)	(45,804)
Hotel Operating Costs	(4,693)	(4,820)	(4,261)	(4,357)	(4,913)
Total Operating Expenses	$ (51,113)	$ (48,178)	$ (49,046)	$ (52,191)	$ (50,717)
Net Operating Income - Same Store (3) (4)	$ 92,016	$ 93,667	$ 90,375	$ 90,329	$ 90,163
Net Operating Income from:					
Acquisitions (3) (1)	6,228	6,228	6,228	737	-
Dispositions (4) (1)	218	2	1,152	5,297	6,358
Net Operating Income - Total	$ 98,462	$ 99,897	$ 97,755	$ 96,363	$ 96,521
Cash Basis					
Rental Income (2)	103,077	103,517	101,232	101,510	101,441
Tenant Reimbursements	26,216	24,167	25,286	27,814	26,582
Hotel Income	6,788	6,562	4,954	5,522	6,689
Other Property Income	348	396	288	256	255
Total Revenues	$ 136,429	$ 134,642	$ 131,760	$ 135,102	$ 134,967
Property Operating Costs	(45,313)	(42,209)	(43,778)	(46,885)	(44,830)
Hotel Operating Costs	(4,693)	(4,820)	(4,261)	(4,357)	(4,913)
Total Operating Expenses	$ (50,006)	$ (47,029)	$ (48,039)	$ (51,242)	$ (49,743)
Net Operating Income - Same Store (3) (4)	$ 86,423	$ 87,613	$ 83,721	$ 83,860	$ 85,224
Net Operating Income from:					
Acquisitions (3) (2)	5,769	5,770	5,769	682	-
Dispositions (4) (2)	218	2	1,053	5,392	6,331
Net Operating Income - Total	$ 92,410	$ 93,385	$ 90,543	$ 89,934	$ 91,555

(1) Includes straight-line rents and fair value lease adjustments.

(2) Excludes straight-line rents and fair value lease adjustments.

(3) Acquisitions excluded above include 333 Market Street in San Francisco, CA, acquired in December 2012.

(4) Dispositions excluded above include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Reconciliation of GAAP to Cash Net Operating Income					
Net Operating Income GAAP - Total	$ 98,462	$ 99,897	$ 97,755	$ 96,363	$ 96,521
Straight-line rental income (page 8)	(6,067)	(6,528)	(6,593)	(6,238)	(3,949)
Lease termination income included in straight line rent:					
Lease termination income - GAAP (page 12)	435	863	-	-	3,827
Lease termination income - Cash (page 11)	(6)	(291)	-	(0)	(4,702)
Lease termination expense - GAAP (page 12)	-	(1)	-	-	(251)
Total	429	571	-	(0)	(1,126)
Net effect of above/(below) market amortization (page 11)	(772)	(956)	(876)	(391)	(116)
Amortization of deferred maintenance (Page 11)	358	401	257	200	225
Net Operating Income CASH - Total	$ 92,410	$ 93,385	$ 90,543	$ 89,934	$ 91,555

Unaudited (in thousands)

		Three Months Ended			
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Net Income	$ 4,800	$ 20,601	$ (22,608)	$ 11,853	$ (5,859)
Net interest expense	27,694	27,175	27,260	26,835	26,749
Interest income from development authority bonds	(9,107)	(9,107)	(9,107)	(9,814)	(10,007)
Income tax expense (benefit)	428	325	(97)	33	252
Depreciation	30,911	30,608	30,252	28,376	28,156
Amortization	22,027	22,327	21,910	21,612	23,423
Impairment loss (1)	12,870	-	16,867	-	18,467
(Gain)/loss on sale of properties	-	-	(10,014)	(3,170)	-
Consulting and transition services fees (2)	-	-	29,187	1,500	1,500
Listing costs	756	-	-	-	-
Real estate acquisition-related costs	-	-	-	1,876	-
EBITDA from discontinued operations	-	-	412	2,565	3,999
EBITDA	$ 90,379	$ 91,929	$ 84,062	$ 81,666	$ 86,680
Asset management fees (1)	-	-	5,083	7,875	7,875
General and administrative	7,943	9,113	7,720	5,669	5,289
Interest rate swap valuation adjustment	(892)	(1,783)	(1,678)	634	(280)
Interest expense associated with interest rate swaps	1,311	1,619	1,621	473	309
Lease termination income - Cash (3)	(6)	(291)	-	(0)	(4,702)
Amortization of deferred maintenance	358	401	257	200	225
Straight line rent (1)	(6,067)	(6,528)	(6,593)	(6,238)	(3,949)
Net effect of above/(below) market amortization (1)	(772)	(956)	(876)	(391)	(116)
Net operating income - cash basis from discontinued operations	156	(119)	947	46	224
Net Operating Income - Cash Basis	$ 92,410	$ 93,385	$ 90,543	$ 89,934	$ 91,555
Net Operating Income from:					
Acquisitions (4)	$ (5,769)	(5,770)	(5,769)	(682)	-
Dispositions (5)	$ (218)	(2)	(1,053)	(5,392)	(6,331)
Same Store NOI - Cash Basis	$ 86,423	$ 87,613	$ 83,721	$ 83,860	$ 85,224

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(3) Excludes adjustments for straight line-rent related to lease terminations.

(4) Acquisitions include 333 Market Street in San Francisco, CA, acquired in December 2012.

(5) Dispositions include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Net income	$ 4,800	$ 20,601	$ (22,608)	$ 11,853	$ (5,859)
Net interest expense	27,694	27,175	27,260	26,835	26,749
Interest income from development authority bonds	(9,107)	(9,107)	(9,107)	(9,814)	(10,007)
Income tax expense (benefit)	428	325	(97)	33	252
Depreciation	30,911	30,608	30,252	28,376	28,156
Amortization	22,027	22,327	21,910	21,612	23,423
Impairment loss (1)	12,870	-	16,867	-	18,467
(Gain)/loss on sale of properties	-	-	(10,014)	(3,170)	-
Consulting and transition services fees (2)	-	-	29,187	1,500	1,500
Listing costs	756	-	-	-	-
Real estate acquisition-related costs	-	-	-	1,876	-
EBITDA from discontinued operations	-	-	412	2,565	3,999
EBITDA	$ 90,379	$ 91,929	$ 84,062	$ 81,666	$ 86,680
Asset management fees (1)	-	-	5,083	7,875	7,875
General and administrative	7,943	9,113	7,720	5,669	5,289
Interest rate swap valuation adjustment	(892)	(1,783)	(1,678)	634	(280)
Interest expense associated with interest rate swaps	1,311	1,619	1,621	473	309
Lease termination income - GAAP (3)	(435)	(863)	-	-	(3,827)
Lease termination expense - GAAP (3)	-	1	-	-	251
Net operating income - GAAP basis from discontinued operations	156	(119)	947	46	224
Net Operating Income - GAAP Basis	$ 98,462	$ 99,897	$ 97,755	$ 96,363	$ 96,521
Net Operating Income from:					
Acquisitions (4)	(6,228)	(6,228)	(6,228)	(737)	-
Dispositions (5)	(218)	(2)	(1,152)	(5,297)	(6,358)
Same Store NOI - GAAP Basis	$ 92,016	$ 93,667	$ 90,375	$ 90,329	$ 90,163

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(3) Includes adjustments for straight line-rent related to lease terminations.

(4) Acquisitions include 333 Market Street in San Francisco, CA, acquired in December 2012.

(5) Dispositions include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Unaudited ($ in thousands)

Facility	Rate Type	Rate	Maturity	Balance
Secured				
Market Square Buildings mortgage note	Fixed	5.07%	July-23	$ 325,000
333 Market Street Building mortgage note (1)	Fixed	4.75%	June-15	207,747
100 East Pratt Street Building mortgage note	Fixed	5.08%	June-17	105,000
Wildwood Buildings mortgage note	Fixed	5.00%	December-14	90,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17	49,000
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16	39,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18	35,349
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17	21,000
544 Lakeview Building mortgage note	Fixed	5.54%	December-14	8,943
Weighted Average / Subtotal		**5.09%**	**62 Months**	**$ 881,039**
			% of Total Debt	**51.5%**
Unsecured				
$450 Million Term Loan (2)	Fixed	2.28%	February-16	$ 450,000
Revolving Credit Facility ($500 MM) (3)	Floating	LIBOR + 130 bps	August-17	130,000
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18	248,867
Weighted Average / Subtotal		**3.24%**	**39 Months**	**$ 828,867**
			% of Total Debt	**48.5%**
Weighted Average / Total		**4.20%**	**51 Months**	**$ 1,709,906**

Floating and Fixed Rate Debt Analysis		
	% of Total Debt	**Weighted Average Rate**
Fixed Rate Debt	92.4%	4.4%
Floating Rate Debt	7.6%	1.5%
Total Debt	**100.0%**	**4.20%**

Bond Covenant Compliance (As defined in Indenture Agreement)		Metric	Actual (9/30/2013)
Aggregate Debt Test	Max	60%	29%
Debt Service Test	Min	1.50x	3.90x
Secured Debt Test	Max	40%	15%
Maintenance of Total Unencumbered Assets	Min	150%	510%

Term Loan / Revolving Credit Facility Covenant Compliance (As defined in Credit Agreement) (3)(4)		Metric	Actual (9/30/2013)
Secured Debt To Total Asset Value Ratio	Max	40%	17%
Interest Coverage Ratio (adjusted EBITDA)	Min	1.75x	4.08x
Debt to Total Asset Value Ratio	Max	50%	33%
Unencumbered Interest Coverage Ratio	Min	2.00x	7.56x
Unencumbered Asset Coverage Ratio	Min	2.00x	4.31x

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on July 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(2) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.28% per annum and terminates on February 3, 2016. The spread over the swapped rate is based on the company's credit rating with a range from 1.15% to 1.95%. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income. This loan carries two 1-year extension options.

(3) The Revolving Credit Facility ($500MM) bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for seven days, one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.00% to 1.70% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus an applicable margin ranging from 0.00% to 0.70% based on credit rating. This facility carries one 1-year extension option.

Unaudited ($ in thousands)

Maturity Year	Secured Debt - Balance	Unsecured Debt - Balance	W.A. Rate (1)	% of Total Debt	% of Gross Real Estate Assets
2013	$ -	$ -	0.00%	0.0%	0.0%
2014	98,943	-	5.05%	5.8%	1.7%
2015	207,747	-	4.75%	12.1%	3.6%
2016	39,000	450,000	2.56%	28.7%	8.6%
2017	175,000	130,000	3.68%	17.8%	5.4%
2018	35,349	248,867	5.87%	16.6%	5.0%
2023	325,000	-	5.07%	19.0%	5.7%
Total	**$ 881,039**	**$ 828,867**	**4.20%**	**100.0%**	**30.0%**



(1) Includes effective rates on variable rate loans swapped to fixed.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
LINDBERGH CENTER	Atlanta, GA	100%		21,414	3.9%	22.42	955	955	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	100%		19,825	3.7%	19.06	1,040	1,040	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	Yes	8,314	1.6%	28.28	350	294	84.0%
2500 WINDY RIDGE PARKWAY	Atlanta, GA	100%	Yes	7,893	1.5%	24.98	316	316	100.0%
THREE GLENLAKE BUILDING	Atlanta, GA	100%		7,141	1.3%	20.12	355	355	100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	100%	Yes	6,771	1.3%	25.55	265	265	100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	100%	Yes	4,616	0.9%	23.08	250	200	80.0%
Subtotal - Atlanta				75,974	14.2%	22.18	3,531	3,425	97.0%
MARKET SQUARE BUILDINGS	D.C.	100%	Yes	$ 49,561	9.3%	$ 76.96	684	644	94.2%
80 M STREET	D.C.	100%		11,109	2.1%	48.51	285	229	80.4%
Subtotal - D.C.				60,670	11.4%	69.50	969	873	90.1%
INTERNATIONAL FINANCIAL TOWER	N. New Jersey	100%		23,015	4.4%	37.06	630	621	98.6%
80 PARK PLAZA	N. New Jersey	100%		19,924	3.7%	20.73	961	961	100.0%
180 PARK AVENUE	N. New Jersey	100%		6,945	1.3%	18.04	385	385	100.0%
180 PARK AVENUE 105	N. New Jersey	100%		2,577	0.5%	35.79	221	72	32.6%
120 EAGLE ROCK	N. New Jersey	100%		1,277	0.2%	20.27	178	63	35.4%
Subtotal - N. New Jersey				53,738	10.1%	25.57	2,375	2,102	88.5%
333 MARKET STREET	San Francisco, CA	100%	Yes	24,345	4.5%	37.05	657	657	100.0%
2000 UNIVERSITY CIRCLE	San Francisco, CA	100%		9,129	1.7%	64.29	143	142	99.3%
1950 UNIVERSITY CIRCLE	San Francisco, CA	100%		8,833	1.7%	70.66	165	125	75.8%
1900 UNIVERSITY CIRCLE	San Francisco, CA	100%		6,292	1.2%	77.68	143	81	56.6%
Subtotal - San Francisco				48,599	9.1%	48.36	1,108	1,005	90.7%
100 EAST PRATT	Baltimore, MD	100%	Yes	23,691	4.4%	37.78	653	627	96.0%
1580 WEST NURSERY ROAD	Baltimore, MD	100%		7,814	1.5%	24.81	315	315	100.0%
7031 COLUMBIA GATEWAY DRIVE	Baltimore, MD	100%		6,668	1.3%	26.89	248	248	100.0%
Subtotal - Baltimore				38,173	7.2%	32.08	1,216	1,190	97.9%
KEY CENTER TOWER	Cleveland, OH	100%		35,187	6.6%	28.89	1,270	1,218	95.9%
KEY CENTER MARRIOTT (HOTEL)	Cleveland, OH	100%		-	0.0%	-	-	-	0.0%
Subtotal - Cleveland				35,187	6.6%	28.89	1,270	1,218	95.9%
5 HOUSTON CENTER	Houston, TX	100%		19,478	3.6%	39.19	578	497	86.0%
HOUSTON ENERGY CENTER I	Houston, TX	100%		12,035	2.3%	36.25	332	332	100.0%
515 POST OAK	Houston, TX	100%		518	0.1%	27.26	273	19	7.0%
Subtotal - Houston				32,031	6.0%	37.77	1,183	848	71.7%
HIGHLAND LANDMARK III	Chicago, IL	100%		6,373	1.2%	29.10	274	219	79.9%
263 SHUMAN BOULEVARD	Chicago, IL	100%	Yes	6,249	1.2%	17.65	354	354	100.0%
THE CORRIDORS III	Chicago, IL	100%		5,930	1.0%	26.71	222	222	100.0%
3333 FINLEY ROAD	Chicago, IL	100%		4,794	0.9%	23.16	207	207	100.0%
215 DIEHL ROAD	Chicago, IL	100%	Yes	4,038	0.8%	24.93	162	162	100.0%
1501 OPUS PLACE	Chicago, IL	100%		1,987	0.4%	17.28	115	115	100.0%
544 LAKEVIEW	Chicago, IL	50% (1)	Yes	1,049	0.2%	12.64	145	83	57.2%
BANNOCKBURN LAKE III	Chicago, IL	100%		-	0.0%	-	106	-	0.0%
Subtotal - Chicago				30,420	5.7%	22.33	1,585	1,362	85.9%
222 EAST 41ST STREET	New York, NY	100%		27,076	5.1%	76.49	373	354	94.9%
Subtotal - New York				27,076	5.1%	76.49	373	354	94.9%
550 KING STREET BUILDINGS	Boston, MA	100%		10,377	1.9%	21.18	490	490	100.0%
ONE ROBBINS ROAD	Boston, MA	100%		5,457	1.1%	18.31	298	298	100.0%
9 TECHNOLOGY DRIVE	Boston, MA	100%		3,735	0.7%	14.88	251	251	100.0%
FOUR ROBBINS ROAD	Boston, MA	100%		3,926	0.7%	24.54	160	160	100.0%
Subtotal - Boston				23,495	4.4%	19.60	1,199	1,199	100.0%

(1) The Company acquired a 50% controlling interest in a consolidated joint venture that owns 100% of 544 Lakeview. Based on the structure of the joint venture agreement, the Company receives 100% of the income and cashflow from the building.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S.F.	Leased S.F.	% Leased
CRANBERRY WOODS DRIVE	Pittsburgh, PA	100%		15,122	2.8%	18.35	824	824	100.0%
Subtotal - Pittsburgh				15,122	2.8%	18.35	824	824	100.0%
STERLING COMMERCE	Dallas, TX	100%		7,233	1.3%	23.41	309	309	100.0%
919 HIDDEN RIDGE	Dallas, TX	100%		5,421	1.0%	21.43	253	253	100.0%
4300 CENTREWAY PLACE	Dallas, TX	100%		2,458	0.5%	18.62	140	132	94.3%
Subtotal - Dallas				15,112	2.8%	21.78	702	694	98.9%
SOUTH JAMAICA STREET	Denver, CO	100%		12,523	2.4%	26.20	478	478	100.0%
Subtotal - Denver				12,523	2.4%	26.20	478	478	100.0%
ONE CENTURY PLACE	Nashville, TN	100%		10,636	2.0%	20.73	539	513	95.2%
Subtotal - Nashville				10,636	2.0%	20.73	539	513	95.2%
STERLING COMMERCE CENTER	Columbus, OH	100%		7,061	1.3%	21.86	323	323	100.0%
CHASE CENTER BUILDING	Columbus, OH	100%		3,184	0.6%	8.21	388	388	100.0%
Subtotal - Columbus				10,245	1.9%	14.41	711	711	100.0%
800 NORTH FREDERICK	Sub. Maryland	100%		6,871	1.3%	17.48	393	393	100.0%
Subtotal - Sub. Maryland				6,871	1.3%	17.48	393	393	100.0%
PASADENA CORPORATE PARK	Los Angeles, CA	100%		6,753	1.3%	27.23	264	248	93.9%
Subtotal - Los Angeles				6,753	1.3%	27.23	264	248	93.9%
TWO SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	3,220	0.7%	24.21	133	133	100.0%
ONE SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	2,914	0.5%	21.75	134	134	100.0%
Subtotal - Phoenix				6,134	1.2%	22.97	267	267	100.0%
4241 IRWIN SIMPSON	Cincinnati, OH	100%		2,992	0.6%	13.36	224	224	100.0%
8990 DUKE ROAD	Cincinnati, OH	100%		1,919	0.3%	24.60	78	78	100.0%
Subtotal - Cincinnati				4,911	0.9%	16.26	302	302	100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	100%		4,196	0.8%	18.24	230	230	100.0%
Subtotal - Milwaukee				4,196	0.8%	18.24	230	230	100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	100%		3,363	0.6%	23.52	179	143	79.9%
Subtotal - Indianapolis				3,363	0.6%	23.52	179	143	79.9%
1200 MORRIS DRIVE	Philadelphia, PA	100%		3,135	0.6%	27.50	114	114	100.0%
Subtotal - Philadelphia				3,135	0.6%	27.50	114	114	100.0%
13655 RIVERPORT DRIVE	St. Louis, MO	100%		2,713	0.5%	14.35	189	189	100.0%
Subtotal - St. Louis				2,713	0.5%	14.35	189	189	100.0%
15815 25TH AVENUE WEST	Seattle, WA	100%		2,070	0.4%	23.79	87	87	100.0%
16201 25TH AVENUE WEST	Seattle, WA	100%		-	0.0%	-	69	-	0.0%
Subtotal - Seattle				2,070	0.4%	23.79	156	87	55.8%
SUNTRUST BUILDING	Orlando, FL	100%		1,910	0.4%	14.92	128	128	100.0%
Subtotal - Orlando				1,910	0.4%	14.92	128	128	100.0%
333 & 777 REPUBLIC DRIVE	Detroit, MI	100%		1,760	0.3%	10.41	169	169	100.0%
Subtotal - Detroit				1,760	0.3%	10.41	169	169	100.0%
Total - All Properties				$ 532,817	100%	$ 27.95	20,454	19,066	93.2%

Unaudited (SF & $ in thousands)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
Atlanta	GA	7	$ 75,974	14.2%	3,531	3,425	97.0%
D.C.	DC	2	60,670	11.4%	969	873	90.1%
N. New Jersey	NJ	5	53,738	10.1%	2,375	2,102	88.5%
San Francisco	CA	4	48,599	9.1%	1,108	1,005	90.7%
Baltimore	MD	3	38,173	7.2%	1,216	1,190	97.9%
Cleveland	OH	2	35,187	6.6%	1,270	1,218	95.9%
Houston	TX	3	32,031	6.0%	1,183	848	71.7%
Chicago	IL	8	30,420	5.7%	1,585	1,362	85.9%
New York	NY	1	27,076	5.1%	373	354	94.9%
Boston	MA	4	23,495	4.4%	1,199	1,199	100.0%
Pittsburgh	PA	1	15,122	2.8%	824	824	100.0%
Dallas	TX	3	15,112	2.8%	702	694	98.9%
Denver	CO	1	12,523	2.4%	478	478	100.0%
Nashville	TN	1	10,636	2.0%	539	513	95.2%
Columbus	OH	2	10,245	1.9%	711	711	100.0%
Sub. Maryland	MD	1	6,871	1.3%	393	393	100.0%
Los Angeles	CA	1	6,753	1.3%	264	248	93.9%
Phoenix	AZ	2	6,134	1.2%	267	267	100.0%
Cincinnati	OH	2	4,911	0.9%	302	302	100.0%
Milwaukee	WI	1	4,196	0.8%	230	230	100.0%
Indianapolis	IN	1	3,363	0.6%	179	143	79.9%
Philadelphia	PA	1	3,135	0.6%	114	114	100.0%
St. Louis	MO	1	2,713	0.5%	189	189	100.0%
Seattle	WA	2	2,070	0.4%	156	87	55.8%
Orlando	FL	1	1,910	0.4%	128	128	100.0%
Detroit	MI	1	1,760	0.3%	169	169	100.0%
Total		**61**	**$ 532,817**	**100.0%**	**20,454**	**19,066**	**93.2%**

Geographic Distribution by ALR



- Top - 10 Markets
- All Other Markets

Top-10 Markets by ALR



- Atlanta
- D.C.
- N. New Jersey
- San Francisco
- Baltimore
- Cleveland
- Houston
- Chicago
- New York
- Boston

Unaudited (SF & $ in thousands)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	3	(3)	$ 48,186	9.0%	2,381
Wells Fargo Bank N.A.	AA-	4	(4)	30,839	5.8%	915
Jones Day	Not Rated	1	2016	26,561	5.0%	353
IBM	AA-	3	(5)	26,560	5.0%	1,174
PSEG Services Corporation	BBB+	1	2030	19,924	3.7%	961
Keybank National Association	A-	1	2030	19,415	3.6%	676
Pershing LLC	A+	1	2021	16,928	3.2%	471
T Rowe Price Associates Inc.	Not Rated	1	2017	16,803	3.2%	425
Westinghouse Electric Company	BBB	1	2025	15,122	2.8%	824
CH2M Hill, Inc.	Not Rated	1	2017	12,523	2.4%	478
Foster Wheeler	BBB-	1	2018	12,035	2.3%	332
Alcatel-Lucent	B-	2	2017	9,383	1.8%	458
Fulbright & Jaworski	Not Rated	1	2015	8,661	1.6%	127
Newell Rubbermaid, Inc.	BBB-	2	2023	8,492	1.6%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	7,814	1.5%	315
DLA Piper US, LLP	Not Rated	1	2018	7,712	1.4%	119
Coca Cola Refreshments	AA-	1	2018	7,438	1.4%	298
Shearman & Sterling	Not Rated	1	2016	6,960	1.3%	93
Acxiom/May and Speh Inc	BB	1	2021	6,781	1.3%	322
General Electric Company	AA+	1	2025	6,771	1.3%	265
Other			Various	217,909	40.8%	7,668
Total				**$ 532,817**	**100%**	**19,066**

Industry Diversification



- Services - Legal Services
- FIRE - Depository Institutions
- Trans & Util - Communication
- Trans & Util - Electric, Gas, And Sanitary Services
- Manf. - Industrial Machinery And Equipment
- Services - Business Services
- Services - Engineering & Management Services
- FIRE - Security And Commodity Brokers
- Manf. - Electronic & Other Electric Equipment
- FIRE - Insurance Carriers
- All Other



(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2013-2023. As a percentage of AT&T's expiring ALR, there is 14.4% expiring in 2013, 6.0% in 2018, 48.4% in 2020, and 31.2% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2014-2026. As a percentage of Wells Fargo's expiring ALR, there is 1.1% expiring in 2014, 6.4% in 2017, 13.6% in 2019, and 78.9% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2016-2020. As a percentage of IBM's expiring ALR, there is 35.9% expiring in 2016, 1.1% expiring in 2019, and 63.0% in 2020.

Unaudited (SF & $ in thousands)

	Expiring Annualized Lease Revenue (ALR)	% of ALR Expiring	Expiring Rentable Square Footage	% of Rentable Square Footage Expiring
Vacant	-	0.0%	1,389	6.8%
2013	9,859	1.9%	467	2.3%
2014	16,561	3.1%	445	2.2%
2015	40,083	7.5%	1,196	5.8%
2016	63,439	11.9%	1,505	7.4%
2017	80,577	15.1%	2,869	14.0%
2018	49,570	9.3%	1,546	7.6%
2019	23,123	4.3%	1,093	5.3%
2020	58,651	11.0%	2,545	12.4%
2021	31,361	5.9%	920	4.5%
2022	30,956	5.8%	939	4.6%
2023	25,018	4.7%	1,136	5.6%
2024	7,202	1.4%	334	1.6%
2025	30,353	5.7%	1,799	8.8%
2026	33,648	6.3%	964	4.7%
2030	32,412	6.1%	1,307	6.4%
2031	4	0.0%	-	0.0%
Total	**$　　532,817**	**100%**	**20,454**	**100%**



Unaudited

| | Three Months Ended | | | | | | | |
| | 12/31/13 | | 03/31/14 | | 06/30/14 | | 09/30/14 | |
	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
Atlanta	-	$ -	-	$ 43,562	-	$ 2,340	5,463	$ 160,943
D.C.	273	-	7,173	600,594	14,201	3,634,838	13,004	945,027
N. New Jersey	458,538	9,554,469	-	-	1,370	61,745	95	43,372
San Francisco	-	104,118	2,907	-	-	-	2,471	208,249
Baltimore	-	-	-	-	-	2,787	-	8,436
Cleveland	-	168,348	11,094	334,286	-	66,101	-	31,419
Houston	-	-	-	-	2,347	63,225	-	-
Chicago	-	-	11,564	356,792	34,244	716,668	23,859	760,449
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Dallas	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Nashville	2,845	-	-	-	31,856	766,763	28,616	674,144
Columbus	-	-	-	-	-	-	-	-
Sub. Maryland	-	-	-	-	-	-	-	-
Los Angeles	-	-	-	-	-	-	-	-
Phoenix	1,759	17,236	-	-	2,814	70,743	5,533	177,226
Cincinnati	-	-	-	-	-	-	-	-
Milwaukee	-	-	-	-	-	-	-	-
Indianapolis	-	-	-	-	75,948	2,034,683	-	-
Philadelphia	-	-	-	-	-	-	-	-
St. Louis	-	-	-	-	-	-	-	-
Seattle	-	-	-	-	-	-	-	-
Orlando	-	-	-	-	-	-	-	-
Detroit	-	-	-	-	-	-	-	-
Total (2)	463,415	$ 9,844,171	32,738	$ 1,335,234	162,780	$ 7,419,892	79,041	$ 3,009,265
% of Total Portfolio	2.3%	1.8%	0.2%	0.3%	0.8%	1.4%	0.4%	0.6%

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.

(2) Total expiring lease revenue in any given year will not tie to the expiring Annualized Lease Revenue presented on the Lease Expiration Schedule on the previous page as the Lease Expiration Schedule accounts for the revenue effects of newly signed leases. Reflected herein are expiring revenues based on in place rental rates.

Unaudited ($ in thousands); Weighted average unless otherwise noted

Renewal Leases	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Number of Leases	6	9	3	5	8
Square Feet of Leasing	394,896	606,282	15,192	232,481	1,286,208
Lease Term (months)	131	147	19	100	138
Gross Rent Releasing Spread	-8.9%	1.7%	2.8%	-12.5%	16.5%
Tenant Improvements per Square Foot	11.72	23.51	0.00	16.47	20.26
Leasing Commissions per Square Foot	10.72	7.98	2.78	12.47	7.66
Total per Square Foot	$ 22.44	$ 31.49	$ 2.78	$ 28.94	$ 27.92
Tenant Improvements per Square Foot per Year of Lease Term	1.08	1.92	0.00	1.97	1.76
Leasing Commissions per Square Foot per Year of Lease Term	0.98	0.65	1.78	1.49	0.66
Total per Square Foot per Year	$ 2.06	$ 2.57	$ 1.78	$ 3.46	$ 2.42

New Leases (Space Vacant > 1 Year)	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Number of Leases	9	1	3	9	6
Square Feet of Leasing	88,237	2,436	35,407	103,265	13,645
Lease Term (months)	73	120	111	100	94
Tenant Improvements per Square Foot	36.44	86.34	43.69	21.37	27.11
Leasing Commissions per Square Foot	13.64	29.20	17.41	12.53	15.63
Total per Square Foot	$ 50.08	$ 115.54	$ 61.10	$ 33.90	$ 42.74
Tenant Improvements per Square Foot per Year of Lease Term	5.98	8.63	4.73	2.57	3.46
Leasing Commissions per Square Foot per Year of Lease Term	2.24	2.92	1.88	1.51	2.00
Total per Square Foot per Year	$ 8.22	$ 11.55	$ 6.61	$ 4.08	$ 5.46

New Leases (Space Vacant < 1 Year)	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Number of Leases	5	4	3	9	3
Square Feet of Leasing	45,548	21,766	62,032	72,506	21,134
Lease Term (months)	107	110	131	97	82
Gross Rent Leasing Spread	0.7%	-30.1%	-13.2%	5.2%	-3.9%
Tenant Improvements per Square Foot	28.60	37.02	41.82	33.42	23.70
Leasing Commissions per Square Foot	14.44	15.80	16.88	14.43	14.55
Total per Square Foot	$ 43.04	$ 52.82	$ 58.70	$ 47.85	$ 38.25
Tenant Improvements per Square Foot per Year of Lease Term	3.20	4.04	3.82	4.13	3.46
Leasing Commissions per Square Foot per Year of Lease Term	1.61	1.73	1.54	1.78	2.12
Total per Square Foot per Year	$ 4.81	$ 5.77	$ 5.36	$ 5.91	$ 5.58

Total Leases	Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Number of Leases	20	14	9	23	17
Square Feet of Leasing	528,681	630,484	112,631	408,252	1,320,987
Lease Term (months)	119	146	110	100	137
Gross Rent Leasing Spread	-7.9%	0.6%	-10.1%	-8.3%	16.2%
Tenant Improvements per Square Foot	17.30	24.22	36.77	20.72	20.39
Leasing Commissions per Square Foot	11.53	8.33	15.14	12.83	7.85
Total per Square Foot	$ 28.83	$ 32.55	$ 51.91	$ 33.55	$ 28.24
Tenant Improvements per Square Foot per Year of Lease Term	2.08	2.01	3.59	2.51	1.80
Leasing Commissions per Square Foot per Year of Lease Term	1.25	0.70	1.68	1.55	0.70
Total per Square Foot per Year	$ 3.33	$ 2.71	$ 5.27	$ 4.06	$ 2.50

Unaudited ($ in thousands)

Capital Expenditures		Three Months Ended				
		9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Incremental		693	2,545	2,821	3,799	3,355
Non-Incremental		1,666	2,702	4,724	4,224	2,802
Building Capital	$	**2,359**	$ **5,247**	$ **7,545**	$ **8,023**	$ **6,157**
Incremental		1,296	982	3,761	267	5,540
Non-Incremental		7,319	6,189	2,946	5,396	7,566
Tenant Improvements	$	**8,615**	$ **7,171**	$ **6,707**	$ **5,663**	$ **13,106**
Incremental		1,033	314	292	1,061	840
Non-Incremental		5,198	6,203	992	7,378	13,154
Leasing Commissions	$	**6,231**	$ **6,517**	$ **1,284**	$ **8,439**	$ **13,994**
Incremental		-	-	-	-	-
Non-Incremental		412	5,836	700	-	8,889
Other Leasing Costs	$	**412**	$ **5,836**	$ **700**	$ **-**	$ **8,889**
Total Incremental		3,022	3,841	6,874	5,127	9,735
Total Non-Incremental		14,595	20,930	9,362	16,998	32,411
Total Capital	$	**17,617**	$ **24,771**	$ **16,236**	$ **22,125**	$ **42,146**

Note: See page 24 of this supplemental report for a description of Incremental and Non-Incremental Capital Expenditures.

Unaudited ($ in thousands)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Year Built	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
333 Market Street	San Francisco, CA	12/21/2012	100.0%	1979	$ 395,250	657,114	601	100.0%
TOTAL					$ 395,250	657,114		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Year Built	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
Emerald Point	Dublin, CA	1/9/2012	100.0%	1999	$ 37,250	195,729	190	31.1%
5995 Opus Parkway	Minnetonka, MN	1/12/2012	100.0%	1988	22,750	165,007	138	99.9%
One West Fourth Street	Winston-Salem, NC	12/12/2012	100.0%	2002		431,466		84.2%
180 E. 100 South	Salt Lake City, UT	12/12/2012	100.0%	1955		210,781		0.0%
Baldwin Point	Orlando, FL	12/12/2012	100.0%	2005		164,766		87.7%
Tampa Commons	Tampa, FL	12/12/2012	100.0%	1984		254,808		65.7%
Lakepointe 3	Charlotte, NC	12/12/2012	100.0%	2006		112,580		100.0%
Lakepointe 5	Charlotte, NC	12/12/2012	100.0%	2001		111,847		100.0%
11950 Corporate Boulevard	Orlando, FL	12/12/2012	100.0%	2001		226,548		100.0%
Edgewater Corporate Center	Lancaster, SC	12/12/2012	100.0%	2006		182,000		77.2%
2000 Park Lane	North Fayette, PA	12/12/2012	100.0%	1993		234,859		61.7%
Subtotal (9 Property Portfolio)					260,501	1,929,655	135	
Dvintsev	Moscow, Russia	3/21/2013	100.0%	2009	67,500	144,863	466	93.1%
TOTAL					$ 388,001	2,435,254		

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) gain (loss) on interest rate swaps, (iv) and non-incremental capital expenditures, and adding back (vi) non-cash interest expense. Because AFFO adjusts for income and expenses that we believe are not reflective of the sustainability of our ongoing operating performance, we believe AFFO provides useful supplemental information. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

EBITDA : EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, consulting and transition services fees, real estate acquisition-related costs or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairments of real estate assets, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized FFO: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees, (ii) real estate acquisition-related costs, and (iii) listing costs. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Net Operating Income ("NOI"): NOI is defined as real estate operating income, as shown in our consolidated statement of income, with the add-back of portfolio general and administrative expense, depreciation and amortization, and casualty and impairment losses and the deduction of income and expense associated with lease terminations. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. We present NOI on a GAPP and cash basis.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures of a non-recurring nature that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, building capital and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures of a recurring nature related to tenant improvements and leasing commissions that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.